Algonquin Power & Utilities Corp. Announces 2024 Second Quarter Financial Results
Continuing Ongoing Strategic Transition to a Pure-Play Regulated Utility
Company to Hold Second Quarter Earnings Conference Call at 8:30 am E.T.
OAKVILLE, Ontario - August 9, 2024 – Algonquin Power & Utilities Corp. (TSX/NYSE: AQN) (“AQN” or the “Company”) announced today financial results for the second quarter ended June 30, 2024. All amounts are shown in United States dollars (“U.S. $” or “$”), unless otherwise noted.
“In the second quarter we continued to make significant progress on our path towards a pure play regulated utility, which we expect to enable us to create long term value and increase our quality of earnings,” said Chris Huskilson, CEO of AQN. “As announced separately today, we have entered into an agreement with LS Power to sell our renewable energy business for up to $2.5 billion in cash, a compelling value for a business with strong assets and scale. This major milestone, coupled with our previously announced agreement to support the sale of our Atlantica shares, delivers on our plan to transform AQN into a pure play regulated utility, optimize our regulated business activities, strengthen our balance sheet, and enhance our quality of earnings. With these key objectives in mind, we have also reduced our expected capital expenditures and dividend to enable even greater financial flexibility. As we look forward, we are committed to reducing our need for external funding, improving returns on significant investments already made, and supporting a healthy dividend payout. We are confident that all of these measures strongly support our objective to create long term value for our customers and shareholders.”
Second Quarter Financial Results
•Second Quarter Net Utility Sales and Net Energy Sales1 of $474.9 million, no percentage change;
•Second Quarter Adjusted EBITDA1 of $311.0 million, an increase of 12%;
•Second Quarter Adjusted Net Earnings1 of $65.2 million, an increase of 16%; and
•Second Quarter Adjusted Net Earnings1 per common share of $0.09, an increase of 13%, in each case on a year-over-year basis.

Second Quarter Financials

All amounts in U.S. $ millions except per share information	Three months ended June 30			Six months ended June 30
	2024	2023	Change	2024	2023	Change
Revenue	$598.6	$627.9	(5)%	$1,335.7	$1,406.5	(5)%
Regulated Services Group Revenue	505.2	546.4	(8)%	1,141.8	1,234.6	(8)%
Renewable Energy Group Revenue	93.2	81.1	15%	193.3	171.2	13%
Net earnings (loss) attributable to shareholders	200.8	(253.2)	179%	111.6	16.9	560%
Per common share	0.28	(0.37)	176%	0.15	0.02	650%
Cash provided by operating activities	236.2	261.4	(10)%	366.9	294.7	24%
Adjusted Net Earnings[1]	65.2	56.2	16%	160.6	176.0	(9)%
Per common share	0.09	0.08	13%	0.22	0.25	(10)%
Adjusted EBITDA[1]	311.0	277.7	12%	655.2	618.7	6%
Regulated Services Group Divisional Operating Profit[1]	212.8	199.4	7%	469.7	445.2	6%
Renewable Energy Group Divisional Operating Profit[1]	99.7	76.2	31%	186.9	171.4	9%
Adjusted Funds from Operations[1]	167.9	150.2	12%	357.2	358.4	—%
Dividends per common share	0.1085	0.1085	—	0.2170	0.2170	—%
Long-term Debt	8,292.6	8,516.0	(3)%	8,292.6	8,516.0	(3)%
1 Please refer to "Non-GAAP Measures" below for further details.
Second Quarter 2024 Highlights
•Regulated Services Group saw second consecutive quarter of growth due to implementation of new rates and higher HLBV income – The Regulated Services Group recorded second quarter year-over-year growth in Divisional Operating Profit of 6% (see “Non-GAAP Measures” below). The increase was primarily due to the implementation of new rates at several of the Company’s electric, gas and water systems, as well as higher Hypothetical Liquidation at Book Value (“HLBV”) income of approximately $13.8 million at the Empire Electric System as a result of normalized wind resources and higher production tax credit (“PTC”) rates. This growth was partially offset by higher operating expenses and one-time revenues in the second quarter of 2023 from a retroactive rate increase at CalPeco Electric.
•Year-over-year growth in the Renewable Energy Group was led by contributions from new facilities – The Renewable Energy Group recorded second quarter year-over-year growth in Divisional Operating Profit of 33% (see “Non-GAAP Measures” below). The increase was primarily due to the resumption of weather-normalized production across the Canadian and U.S. wind facilities, higher equity income from the Texas Coastal Wind Facilities, and contributions from new wind facilities, Deerfield II and Sandy Ridge II. This growth was partially offset by the sale of the Windsor Locks Thermal Facility and development costs due to the consolidation of development activities as part of the Company’s business simplification initiative.
•Optimizes investment of Atlantica, through its sale to Energy Capital Partners – On May 27, 2024, the Company entered into a support agreement (the “Support Agreement”) with a private limited company ("Bidco"), which is controlled by Energy Capital Partners, and Atlantica Sustainable Infrastructure plc (“Atlantica”). Pursuant to the Support Agreement, the Company and its subsidiary Liberty (AY Holdings) B.V., which holds approximately 42.2% of the outstanding ordinary shares of Atlantica, agreed, subject to the terms of the Support Agreement, to cause such shares to be voted in favour of the proposed acquisition by Bidco of 100% of the ordinary shares of Atlantica for $22.00 per share in cash. The purchase price represents an 18.9% premium to Atlantica's closing share price on April 22, 2024, the last trading day prior to the emergence of market rumours regarding a potential acquisition of Atlantica. The Company expects to use the proceeds to help reduce debt and recapitalize the Company's balance sheet as part of its ongoing strategic transition to a pure play regulated utility. On August 8, 2024, Atlantica announced that it had completed the requisite meetings of its shareholders to approve its acquisition by Energy Capital Partners and a group of co-investors. Based upon the preliminary results of these meetings, the Transaction received all requisite approvals of Atlantica’s shareholders.
•Successfully remarketed green equity units to further reduce debt levels – On March 28, 2024, the Company successfully remarketed its $1.15 billion aggregate principal amount of 1.18% Senior Notes due June 15, 2026 (the "Notes"). The Notes were originally issued in June 2021, together with the related purchase contracts (the "Purchase Contracts"), as a component of the Company's corporate units. The proceeds from the remarketing of the Notes were used to purchase a portfolio of treasury securities that matured on June 13, 2024. The funds generated upon maturity of the treasury portfolio were used on June 17, 2024 to settle the Purchase Contracts. In connection with the settlement of the Purchase Contracts, the Company issued approximately 76.9 million common shares for proceeds of $1.15 billion. The Company used the proceeds to reduce existing indebtedness of the Company and its subsidiaries and for general corporate purposes.
•New Customer First system implemented - AQN recently completed the implementation of an integrated customer solution platform, which includes customer billing, enterprise resource planning systems and asset management systems.
Corporate Actions
•Common share dividend adjusted to a more sustainable level – The Company has declared a third quarter 2024 dividend of $0.065, representing a reduction of approximately 40% compared to its second quarter 2024 dividend, and representing an annualized dividend of $0.26 per common share. This decision is intended to create longer term value for shareholders as the Company focuses on improving its earnings and capital sustainability in a higher cost of capital environment.
•Capital spending to be reduced in the near-term – AQN plans to restrain its Regulated Services Group capital expenditures to slightly above maintenance requirements while pursuing timely recovery of and on current investments made on behalf of customers.
•Active rate case calendar continues - 2024 represents the most active rate case schedule in the Company’s history. In addition to already filed rate cases, AQN plans to make additional filings at its Empire Electric (Missouri) Utility System, CalPeco Electric System, St. Lawrence Gas System, Litchfield Park Water & Sewer System, and New England Natural Gas System in the second half of 2024 or the first half of 2025. The timing of filing of these rate cases is dependent on, among other things, the successful adoption and use of the recently deployed customer solution technology platform.

Renewable Energy Group Sale to LS Power
In a separately issued press release, AQN today announced that it has entered into an agreement with LS Power to sell the Company’s renewable energy business (excluding hydro) for up to $2.5 billion in cash. The press release, as well as AQN's unaudited interim condensed consolidated financial statements for the three and six months ended June 30, 2024 and management discussion and analysis for the three and six months ended June 30, 2024 (the "Interim MD&A") will be available on its website at www.AlgonquinPower.com and in its corporate filings on SEDAR+ at www.sedarplus.com (for Canadian filings) and EDGAR at www.sec.gov/edgar (for U.S. filings).
Earnings Conference Call
AQN will hold an earnings conference call at 8:30 a.m. eastern time on Friday, August 9, 2024, hosted by Chief Executive Officer, Chris Huskilson, and Chief Financial Officer, Darren Myers.

Date:	Friday, August 9, 2024
Time:	8:30 a.m. ET
Conference Call:	Toll Free Dial-In Number	1 (800) 715-9871
	Toll Dial-In Number	1 (647) 932-3411
	Conference ID	9608227
Webcast:	https://edge.media-server.com/mmc/p/q3hkjcp5
Presentation also available at: www.algonquinpower.com
About Algonquin Power & Utilities Corp. and Liberty
Algonquin Power & Utilities Corp., parent company of Liberty, is a diversified international generation, transmission, and distribution utility with approximately $18 billion of total assets. AQN is committed to providing safe, secure, reliable, cost-effective, and sustainable energy and water solutions through its portfolio of generation, transmission, and distribution utility investments to over one million customer connections, largely in the United States and Canada. In addition, AQN owns, operates, and/or has net interests in over 4 GW of installed renewable energy capacity. AQN's common shares, preferred shares, Series A, and preferred shares, Series D are listed on the Toronto Stock Exchange under the symbols AQN, AQN.PR.A, and AQN.PR.D, respectively. AQN's common shares and Series 2019-A subordinated notes are listed on the New York Stock Exchange under the symbols AQN and AQNB, respectively.
Visit AQN at www.algonquinpower.com and follow us on X.com @AQN_Utilities.
Investor Inquiries:
Brian Chin
Vice President, Investor Relations
Algonquin Power & Utilities Corp.
E-mail: InvestorRelations@APUCorp.com
Telephone: (905) 465-4500

Media Inquiries:
Stephanie Bose
Director, Corporate Communications
Liberty
E-mail: Corporate.Communications@libertyutilities.com
Telephone: (905) 465-4500
Caution Regarding Forward-Looking Information
Certain statements included in this news release constitute ‘‘forward-looking information’’ within the meaning of applicable securities laws in each of the provinces and territories of Canada and the respective policies, regulations and rules under such laws and ‘‘forward-looking statements’’ within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, ‘‘forward-looking statements”). The words “will” and “expects” (and grammatical variations of such terms) and similar expressions are often intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Specific forward-looking statements in this news release include, but are not limited to, statements regarding: the Company’s future financial position, including with respect to its balance sheet; expected future quality of earnings; expected future capital expenditure levels and the impact thereof; expected rate case filings, including the timing of such filings; dividends (including the expected impact thereof); and the expected use of proceeds from the pending sale of the Company’s shares of Atlantica. These statements are based on factors or assumptions that were applied in drawing a conclusion or making a forecast or projection, including assumptions based on historical trends, current conditions and expected future developments. Since forward-looking statements relate to future events and conditions, by their very nature they require making assumptions and involve inherent risks and uncertainties. AQN cautions that although it is believed that the assumptions are reasonable in the circumstances, these risks and uncertainties give rise to the possibility that actual results may differ materially from the expectations set out in the forward-looking statements. There can be no assurance that the sale of the Company’s renewable energy business (excluding hydro) will occur, or that any of the intended benefits and aims of such transaction will be realized. Forward-looking statements contained herein are provided for the purposes of assisting in understanding the Company and its business, operations, risks, financial performance, financial position and cash flows as at and for the periods indicated and to present information about management’s current expectations and plans relating to the future and such information may not be appropriate for other purposes. Material risk factors and assumptions include those set out in AQN's Annual Information Form and Annual Management Discussion and Analysis for the year ended December 31, 2023, and Interim MD&A, each of which is or will be available on SEDAR+ and EDGAR. Given these risks, undue reliance should not be placed on these forward-looking statements, which apply only as of their dates. Other than as specifically required by law, AQN undertakes no obligation to update any forward-looking statements to reflect new information, subsequent or otherwise.
Non-GAAP Measures
AQN uses a number of financial measures to assess the performance of its business lines. Some measures are calculated in accordance with generally accepted accounting principles in the United States ("U.S. GAAP"), while other measures do not have a standardized meaning under U.S. GAAP. These non-GAAP measures include non-GAAP financial measures and non-GAAP ratios, each as defined in Canadian National Instrument 52-112 – Non-GAAP and Other Financial Measures Disclosure. AQN’s method of calculating these measures may differ from methods used by other companies and therefore may not be comparable to similar measures presented by other companies.

The terms “Adjusted Net Earnings”, “Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization” (or “Adjusted EBITDA”), “Adjusted Funds from Operations”, "Divisional Operating Profit", “Net Utility Sales” and “Net Energy Sales”, which are used in this news release, are non-GAAP financial measures. An explanation of each of these non-GAAP financial measures can be found in the section titled "Caution Concerning Non-GAAP Measures" in the Interim MD&A, which section is incorporated by reference into this news release, and a reconciliation to the most directly comparable U.S. GAAP measure, in each case, can be found below. In addition, “Adjusted Net Earnings” is presented in this news release on a per common share basis. Adjusted Net Earnings per common share is a non-GAAP ratio and is calculated by dividing Adjusted Net Earnings by the weighted average number of common shares outstanding during the applicable period.
Reconciliation of Adjusted EBITDA to Net Earnings
The following table is derived from and should be read in conjunction with the consolidated statement of operations. This supplementary disclosure is intended to more fully explain disclosures related to Adjusted EBITDA and provides additional information related to the operating performance of AQN. Investors are cautioned that this measure should not be construed as an alternative to U.S. GAAP consolidated net earnings.

	Three months ended		Six months ended
	June 30		June 30
(all dollar amounts in $ millions)	2024	2023	2024	2023
Net earnings (loss) attributable to shareholders	$200.8	$(253.2)	$111.6	$16.9
Add (deduct):
Net earnings attributable to the non-controlling interest, exclusive of HLBV	7.7	16.4	17.1	30.8
Income tax expense (recovery)	(5.2)	(56.0)	(16.5)	(31.3)
Interest expense	105.8	89.7	208.3	171.6
Other net losses[1]	17.1	40.4	27.7	43.8
Unrealized loss (gain) on energy derivatives included in revenue	12.6	(0.1)	23.3	(0.1)
HLBV prior period adjustment within equity income	—	—	8.5	—
Pension and post-employment non-service costs	4.0	5.3	7.4	10.3
Change in value of investments carried at fair value[2]	(172.9)	311.4	(14.6)	132.0
Gain on derivative financial instruments	(0.1)	(1.0)	(0.2)	(3.2)
Loss on foreign exchange	4.3	6.4	16.1	7.8
Depreciation and amortization	136.9	118.4	266.5	240.1
Adjusted EBITDA	$311.0	$277.7	$655.2	$618.7

1	See Note 16 in the unaudited interim condensed consolidated financial statements.
2	See Note 6 in the unaudited interim condensed consolidated financial statements.

Reconciliation of Adjusted Net Earnings to Net Earnings
The following table is derived from and should be read in conjunction with the consolidated statement of operations. This supplementary disclosure is intended to more fully explain disclosures related to Adjusted Net Earnings and provides additional information related to the operating performance of AQN. Investors are cautioned that this measure should not be construed as an alternative to consolidated net earnings in accordance with U.S. GAAP.
The following table shows the reconciliation of net earnings to Adjusted Net Earnings exclusive of these items:

	Three months ended		Six months ended
	June 30		June 30
(all dollar amounts in $ millions except per share information)	2024	2023	2024	2023
Net earnings (loss) attributable to shareholders	$200.8	$(253.2)	$111.6	$16.9
Add (deduct):
Gain on derivative financial instruments	(0.1)	(1.0)	(0.2)	(3.2)
Other net losses[1]	17.1	40.4	27.7	43.8
Loss on foreign exchange	4.3	6.4	16.1	7.8
Unrealized loss on energy derivatives included in revenue	12.6	(0.1)	23.3	(0.1)
HLBV prior period adjustment within equity income	—	—	8.5	—
Change in value of investments carried at fair value[2]	(172.9)	311.4	(14.6)	132.0
Adjustment for taxes related to above	3.4	(47.7)	(11.8)	(21.2)
Adjusted Net Earnings	$65.2	$56.2	$160.6	$176.0
Adjusted Net Earnings per common share	$0.09	$0.08	$0.22	$0.25

1	See Note 16 in the unaudited interim condensed consolidated financial statements.
2	See Note 6 in the unaudited interim condensed consolidated financial statements.

Reconciliation of Adjusted Funds from Operations to Cash Provided by Operating Activities
The following table is derived from and should be read in conjunction with the consolidated statement of operations and consolidated statement of cash flows. This supplementary disclosure is intended to more fully explain disclosures related to Adjusted Funds from Operations and provides additional information related to the operating performance of AQN. Investors are cautioned that this measure should not be construed as an alternative to cash provided by operating activities in accordance with U.S GAAP.
The following table shows the reconciliation of cash provided by operating activities to Adjusted Funds from Operations exclusive of these items:

	Three months ended		Six months ended
	June 30		June 30
(all dollar amounts in $ millions)	2024	2023	2024	2023
Cash provided by operating activities	$236.2	$261.4	$366.9	$294.7
Add (deduct):
Changes in non-cash operating items	(70.6)	(112.4)	(16.0)	53.4
Production based cash contributions from non-controlling interests	2.3	—	6.3	9.1
Costs related to tax equity financing	—	1.2	—	1.2
Adjusted Funds from Operations	$167.9	$150.2	$357.2	$358.4

Reconciliation of Net Utility Sales and Regulated Services Group Divisional Operating Profit to Revenue
The following table is derived from and should be read in conjunction with the consolidated statement of operations and consolidated statement of cash flows. This supplementary disclosure is intended to more fully explain disclosures related to Divisional Operating Profit and Net Utility Sales and provides additional information related to the operating performance of AQN. Investors are cautioned that these measures should not be construed as an alternative to revenue in accordance with U.S GAAP.
The following table shows the reconciliation of Net Utility Sales and Regulated Services Group Divisional Operating Profit to revenue:

	Three months ended		Six months ended
	June 30		June 30
(all dollar amounts in $ millions)	2024	2023	2024	2023
Revenue
Regulated electricity distribution	$304.3	$328.2	$610.1	$644.2
Less: Regulated electricity purchased	(81.7)	(98.3)	(179.6)	(223.9)
Net Utility Sales – electricity[1]	222.6	229.9	430.5	420.3
Regulated gas distribution	94.2	109.5	328.2	380.7
Less: Regulated gas purchased	(22.9)	(36.2)	(118.9)	(173.9)
Net Utility Sales – natural gas[1]	71.3	73.3	209.3	206.8
Regulated water reclamation and distribution	92.8	95.9	177.8	183.3
Less: Regulated water purchased	(4.3)	(3.8)	(8.2)	(7.7)
Net Utility Sales – water reclamation and distribution[1]	88.5	92.1	169.6	175.6
Other revenue[2]	13.9	12.8	25.7	26.4
Net Utility Sales[1,3]	396.3	408.1	835.1	829.1
Operating expenses	(215.7)	(228.8)	(423.2)	(425.7)
Income from long-term investments	7.5	9.3	15.4	19.7
HLBV[4]	24.7	10.8	42.4	22.1
Divisional Operating Profit[1,5]	$212.8	$199.4	$469.7	$445.2

1	See Caution Concerning Non-GAAP Measures.
2	See Note 18 in the unaudited interim condensed consolidated financial statements.
3
This table contains a reconciliation of Net Utility Sales to revenue. The relevant sections of the table are derived from and should be read in conjunction with the unaudited interim condensed consolidated statement of operations and Note 18 in the unaudited interim condensed consolidated financial statements, "Segmented Information". This supplementary disclosure is intended to more fully explain disclosures related to Net Utility Sales and provides additional information related to the operating performance of the Regulated Services Group. Investors are cautioned that Net Utility Sales should not be construed as an alternative to revenue.

4
HLBV income represents the value of net tax attributes monetized by the Regulated Services Group in the period at the Luning and Turquoise Solar Facilities and the Neosho Ridge, Kings Point and North Fork Ridge Wind Facilities.

5
This table contains a reconciliation of Divisional Operating Profit to revenue for the Regulated Services Group. The relevant sections of the table are derived from and should be read in conjunction with the unaudited interim condensed consolidated statement of operations and Note 18 in the unaudited interim condensed consolidated financial statements, "Segmented Information". This supplementary disclosure is intended to more fully explain disclosures related to Divisional Operating Profit and provides additional information related to the operating performance of the Regulated Services Group. Investors are cautioned that Divisional Operating Profit should not be construed as an alternative to revenue.

Reconciliation of Net Energy Sales and Renewable Energy Group Divisional Operating Profit to Revenue
The following table is derived from and should be read in conjunction with the consolidated statement of operations and consolidated statement of cash flows. This supplementary disclosure is intended to more fully explain disclosures related to Divisional Operating Profit and Net Energy Sales and provides additional information related to the operating performance of AQN. Investors are cautioned that this measure should not be construed as an alternative to cash provided by operating activities in accordance with U.S GAAP.
The following table shows the reconciliation of Net Energy Sales and Renewable Energy Group Divisional Operating Profit to revenue:

	Three months ended		Six months ended
	June 30		June 30
(all dollar amounts in $ millions)	2024	2023	2024	2023
Revenue[1]
Hydro	$10.3	$8.8	$19.5	$16.9
Wind	56.6	46.5	120.3	102.7
Solar	9.9	9.4	15.6	14.7
Thermal	1.9	7.0	7.8	16.1
Total Non-Regulated Energy Sales	$78.7	$71.7	$163.2	$150.4
Less:
Cost of Sales - Energy[2]	(0.2)	(0.4)	(0.9)	(1.5)
Cost of Sales - Thermal	(0.5)	(3.4)	(3.3)	(10.1)
Net Energy Sales [3,4]	$78.0	$67.9	$159.0	$138.8
Renewable Energy Credits[5]	9.1	8.1	23.3	18.1
Other Revenue	5.4	1.3	6.8	2.7
Total Net Revenue	$92.5	$77.3	$189.1	$159.6
Expenses & Other Income
Operating expenses	(33.3)	(27.7)	(72.3)	(60.4)
Development costs	(7.7)	(3.3)	(16.3)	(7.3)
Other operating costs (previously referred to as administrative expenses)	(6.7)	(7.4)	(12.7)	(11.1)
Dividend, interest, equity and other income[6]	30.1	22.6	51.5	52.3
HLBV income[7]	24.8	14.7	47.6	38.3
Divisional Operating Profit[3,8,9]	$99.7	$76.2	$186.9	$171.4

1
Many of the Renewable Energy Group's power purchase agreements ("PPAs") include annual rate increases. However, a change to the weighted average production levels resulting from higher average production from facilities that earn lower energy rates can result in a lower weighted average energy rate earned by the division as compared to the same period in the prior year.

2	Cost of Sales - Energy consists of energy purchases in the Maritime Region to manage the energy sales from the Tinker Hydro Facility which is sold to retail and industrial customers under multi-year contracts.
3	See Caution Concerning Non-GAAP Measures.
4
This table contains a reconciliation of Net Energy Sales to revenue. The relevant sections of the table are derived from and should be read in conjunction with the unaudited interim condensed consolidated statement of operations and Note 18 in the unaudited interim condensed consolidated financial statements, "Segmented information". This supplementary disclosure is intended to more fully explain disclosures related to Net Energy Sales and provides additional information related to the operating performance of AQN. Investors are cautioned that Net Energy Sales should not be construed as an alternative to revenue.

5	Qualifying renewable energy projects receive renewable energy credits ("RECs") for the generation and delivery of renewable energy to the power grid. The RECs represent proof that 1 MW-hr of electricity was generated from an eligible energy source.
6
Includes dividends received from Atlantica and related parties (see Notes 6 and 13 in the unaudited interim condensed consolidated financial statements) as well as the equity investment in the Stella, Cranell, East Raymond and West Raymond Wind Facilities (collectively, the "Texas Coastal Wind Facilities").

7
HLBV income represents the value of net tax attributes earned by the Renewable Energy Group in the period primarily from electricity generated by certain of its U.S. wind and U.S. solar generation facilities.
PTCs are earned as wind energy is generated based on a dollar per kW-hr rate prescribed in applicable federal and state statutes. For the six months ended June 30, 2024, the Renewable Energy Group's eligible facilities generated 2,297.5 GW-hrs representing approximately $70.3 million in PTCs earned as compared to 1,873.3 GW-hrs representing $52.5 million in PTCs earned during the same period in 2023. The majority of the PTCs have been allocated to tax equity investors to monetize the value to AQN of the PTCs and other tax attributes which are the primary drivers of HLBV income offset by the return earned by the investor. Some PTCs have been utilized directly by the Company which has lowered its overall effective tax rate.

8	Certain prior year items have been reclassified to conform to current year presentation.
9
This table contains a reconciliation of Divisional Operating Profit to revenue for the Renewable Energy Group. The relevant sections of the table are derived from and should be read in conjunction with the unaudited interim condensed consolidated statement of operations and Note 18 in the unaudited interim condensed consolidated financial statements, "Segmented Information". This supplementary disclosure is intended to more fully explain disclosures related to Divisional Operating Profit and provides additional information related to the operating performance of the Renewable Energy Group. Investors are cautioned that Divisional Operating Profit should not be construed as an alternative to revenue.